EXHIBIT 99.1

Colliers completes investment in leading U.S. real estate investment firm

TORONTO and NEW YORK, July 06, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management company, Colliers (NASDAQ and TSX: CIGI), announced today it has completed its previously announced investment in Rockwood Capital, LLC (“Rockwood”), a leading U.S. real estate investment management firm with more than $12 billion of assets under management.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.3 billion and $77 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people.  Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

About Rockwood

Rockwood Capital, LLC is a leading private real estate investment firm with offices in Los Angeles, San Francisco, and New York City. Since inception, the firm has managed funds and separate accounts on behalf of over 130 institutional investors, including public and private pension funds, sovereign wealth funds, endowments, foundations, insurance companies, and high-net worth individuals. Rockwood and its principals have invested in over $36 billion of real estate on behalf of clients through value-add funds, credit funds, and separate accounts.

For more information, please visit https://www.rockwoodcap.com/.

Non-GAAP Measures

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COMPANY CONTACTS:

Christian Mayer
Chief Financial Officer
(416) 960-9500